UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 20, 2016	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

DIVIDEND ALERT: ChipMOS ADS HOLDERS TO RECEIVE APPROXIMATELY US$1.027 PER ADS;

DISTRIBUTION DATE ON DECEMBER 27, 2016

Hsinchu, Taiwan, December 20, 2016 - ChipMOS TECHNOLOGIES INC. (TWSE: 8150; NASDAQ: IMOS; “ChipMOS”) announced today that ADS holders will receive approximately US$1.027 per ADS, net of the Taiwan withholding tax and depositary fees, on December 27, 2016. The cash dividend was approved by the shareholders of ChipMOS at the meeting on May 31, 2016 and a portion of which is payable to the ChipMOS common shares underlying the ChipMOS American depositary shares (“ADSs”).

S.J. Cheng, Chairman of ChipMOS, commented, “We are pleased to reward our shareholders with this dividend distribution. Our business remains fully on track to outgrow the broader semiconductor industry, as we achieve increased loadings in our LCD, AMOLED, OLED driver ICs, touch driver, memory testing, assembly and bumping services. Importantly, we continue to execute on the long-term initiatives - including our recently announced joint venture with Tsinghua Unigroup - which we expect will give ChipMOS an even stronger competitive advantage.”

ChipMOS previously announced, as reported in its Form 6-K filed on November 10, 2016, with the United States Securities and Exchange Commission (“U.S. SEC”), that the Board set the ex-dividend record date for this dividend as December 3, 2016, with the book closure period from November 29 to December 3, 2016 in accordance with Article 165 of Taiwan’s Company Act. The ADS record date for this dividend was November 29, 2016.

Holders of ADSs in brokerage accounts are encouraged to check with their securities brokers for receipt of dividend payments. Questions regarding dividend payments to ADS holders may be directed to Keith Balwan at Citibank, N.A. (Tel: 1-973-461-7038; email: keith.balwan@citi.com).

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements:

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. These risks and uncertainties include those discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS filed with the U.S. SEC.